SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: May 24, 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER,

BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☐            Form 40-F   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed:

Material Change Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: May 24, 2012	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

Form 51-102F3

Material Change Report

1.	REPORTING ISSUER

Ivanhoe Mines Ltd. (the “Company”)

654 – 999 Canada Place

Vancouver, British Columbia

V6C 3E1

2.	DATE OF MATERIAL CHANGE

May 22, 2012

3.	NEWS RELEASE

A news release was issued before markets opened on May 23, 2012 and was disseminated through the facilities of recognized newswire services.

4.	SUMMARY OF MATERIAL CHANGE

On May 22, 2012, the Company, Rio Tinto International Holdings Limited (“Rio Tinto”) and Rio Tinto South East Asia Limited (the “Rio Tinto Funding Company” and collectively with the Company and Rio Tinto, the “Parties”) entered into a binding amending agreement (the “Amending Agreement”) in respect of a Memorandum of Agreement among the Parties dated April 17, 2012 (the “MOA”). The Parties entered into the Amending Agreement in order to address certain conditions of regulatory approval and more closely align the terms of the Company’s proposed rights offering transaction (the “Rights Offering”) with current market conditions.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

On May 22, 2012, the Parties entered into the Amending Agreement. The Parties entered into the Amending Agreement in order to address certain conditions of regulatory approval and more closely align the terms of the Rights Offering with current market conditions.

Material Terms and Conditions of the Amending Agreement

The following is a summary of the material terms and conditions of the Amending Agreement, and such summary is qualified in its entirety with reference to the Amending Agreement, a copy of which is attached to this report, and the MOA, a copy of which has been previously filed on SEDAR and is available at www.sedar.com:

Rio Tinto Support of the Rights Offering

Rio Tinto will, and will cause other applicable members of the Rio Tinto Group to, subscribe in full for its pro rata share of the Rights Offering in respect of its approximately 51% equity interest in the Company (the “Rio Tinto Basic Subscription Privilege”), subject to the satisfaction (or waiver by Rio Tinto) of the following conditions in favour of Rio Tinto as of the closing date of the Rights Offering (the “Closing Date”):

(i)	there will be no claims, litigation, inquiries, investigations (whether formal or informal) or other proceedings, including appeals and applications for review, in progress, or pending, commenced or threatened, by any person or governmental authority or the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (“NYSE”) or NASDAQ Stock Market (“NASDAQ”), or orders or decisions issued by any governmental authority or the TSX, NYSE or NASDAQ, any of which (a) suspends or ceases trading in any of the Company’s securities or operates to prevent or restrict the lawful distribution of any such securities; or (b) restricts or enjoins any of the transactions contemplated by the MOA;

(ii)	all necessary approvals, orders, rulings and consents of all relevant securities regulatory authorities and other governmental authorities required in connection with the Rights Offering and the other transactions contemplated by the MOA will have been obtained;

(iii)	each of the TSX, NYSE and NASDAQ will have approved the listing of the securities issuable in connection with the Rights Offering and the common shares (“Common Shares”) of the Company issuable in connection with the MOA, subject only to the filing of customary documents with the TSX, NYSE and NASDAQ, as applicable;

(iv)	neither any rights (“Rights”) issuable pursuant to the Rights Offering nor any Common Shares will have been de-listed or suspended or halted from trading for a period greater than one business day at any time prior to the Closing Date;

(v)	the representations and warranties of the Company contained in the MOA will be true and correct in all material respects as of the Closing Date with the same force and effect as if made as at the Closing Date after giving effect to the Rights Offering and the other transactions contemplated by the MOA;

(vi)	the Company will have complied in all material respects with its covenants contained in the MOA;

(vii)	Rio Tinto will have received favourable legal opinions dated the date of the Rights Offering final prospectus (the “Final Prospectus”) from Canadian and U.S. counsel to the Company in form and substance satisfactory to Rio Tinto, acting reasonably;

(viii)	no catastrophe of national or international consequence or any change in law or other occurrence of any nature whatsoever will have occurred at any time prior to the Closing Date which, in the reasonable opinion of Rio Tinto, seriously adversely affects, or would reasonably be expected to seriously adversely affect, the financial markets in Canada or the United States;

(ix)	no “Material Adverse Change” will have occurred at any time prior to the Closing Date;

“Material Adverse Change” is defined to mean a change, development, event or occurrence with respect to the business, condition (financial or otherwise), properties, assets, liabilities, operations or results of operations of the Company and its subsidiaries, on a consolidated basis, that is, or would reasonably be expected to be, material and adverse to the Company and its subsidiaries, on a consolidated basis, other than a change primarily resulting from: (a) general political, economic or financial conditions outside of Mongolia or China; (b) the state of securities markets; (c) the mining industry in general; (d) any change in the market price of the Common Shares or trading volume of the Common Shares; (e) the announcement or pendency of the Rights Offering and the transactions contemplated by the MOA; (f) compliance with the Standby Commitment (as defined below) or Rights Offering; (g) actions by Rio Tinto; (h) a change in accounting rules; or (i) exchange rates); and

(x)	the Closing Date will have occurred within seventy-five days after May 22, 2012.

(collectively, (i) through (x), the “Rio Tinto Support Conditions”)

Subscription Price per Common Share Pursuant to Rights Offering

The Parties agreed to withdraw the previously announced subscription price for each Common Share issuable pursuant to the Rights Offering of US$8.34. Instead, the Company and Rio Tinto have agreed to negotiate a revised subscription price (the “Subscription Price”), with such price to be reflected in the Final Prospectus.

Rio Tinto Standby Commitment

Rio Tinto maintained its commitment (the “Standby Commitment”) to purchase all Common Shares not otherwise acquired under the Rights Offering by holders of Rights, including Rio Tinto and its affiliates, subject to the Rio Tinto Support Conditions and the additional condition that the price per Common Share on the NYSE does not fall below the Subscription Price at any time on or after the fifth business day before the Rights expire pursuant to the terms of the Rights Offering (the “Price Condition”).

In addition, Rio Tinto agreed to waive its entitlement under the MOA to reinvest its fee for providing the Standby Commitment in Common Shares, and to accept such fee in cash on the Closing Date.

Re-pricing of Series D Warrants

In consideration of eliminating the Price Condition as a condition to Rio Tinto’s obligation to exercise the Rio Tinto Basic Subscription Privilege, Ivanhoe and Rio Tinto agreed to re-price the exercise price for each Series D warrant (the “Series D Warrants”) to (i) prior to the Closing Date, US$10.84, and (ii) after the Closing Date, the median (rounded to the nearest cent) of the NRO Exercise Price (as defined below) and US$8.89, being the US dollar volume weighted average price of a Common Share on the NYSE over the five (5) trading days immediately before May 22, 2012.

The “NRO Exercise Price” is the price obtained by multiplying US$12.79 by a fraction (i) the numerator of which is the aggregate of (A) the number of Common Shares outstanding as of the record date of the Rights Offering (the “Record Date”) and (B) a number determined by dividing the product of the Subscription Price and the number of Common Shares subscribed for or purchased under the Rights Offering and, if applicable, the Standby Commitment by the volume weighted average trading price per Common Share at which the Common Shares have traded on the NYSE for the twenty (20) consecutive trading days before the Record Date, and (ii) the denominator of which is the number of Common Shares outstanding immediately after the completion of the Rights Offering and, if applicable, the Standby Commitment on the Closing Date. In no event will the NRO Exercise Price be lower than US$8.89.

Anti-Dilution Series D Warrants

In connection with the issuance of the Series D Warrants, the Company also agreed to issue Rio Tinto anti-dilution warrants (the “Anti-Dilution Series D Warrants”) in respect of the Series D Warrants. Under the terms of the Anti-Dilution Series D Warrants, if, at any time on or before the expiry date of the Series D Warrants, the Company issues Common Shares in connection with a rights offering (other than the Rights Offering) (a “Future Rights Offering”), Rio Tinto will be entitled to receive at such time, for no additional consideration, that number of Anti-Dilution Series D Warrants that would result in Rio Tinto having the right to acquire, pursuant to the exercise of such warrants and all then outstanding Series D Warrants and any previously issued Anti-Dilution Series D Warrants beneficially owned by Rio Tinto or any of its affiliates, a number of Common Shares that, upon issuance, would represent the same percentage of the outstanding Common Shares that Rio Tinto and its affiliates would have beneficially owned if all of the then outstanding Series D Warrants and any previously issued Anti-Dilution Series D Warrants beneficially owned by Rio Tinto or its affiliates had been fully exercised immediately before the record date of such Future Rights Offering. The Anti-Dilution Series D Warrants will have the same terms and attributes as the Series D Warrants except that the initial exercise price of the Anti-Dilution Series D Warrants will be equal to the greater of (i) the US dollar issue price per Common Share under the Future Rights Offering and (ii) the US dollar equivalent (determined using the Bank of Canada noon rate and rounded to the nearest cent) of the market price (determined in accordance with the TSX Company Manual) per Common Share on the NYSE-trading day immediately preceding the date of the final prospectus or circular for the applicable Future Rights Offering.

Anti-Dilution Subscription Right

Pursuant to the MOA, the Company agreed to issue Rio Tinto a subscription right (the “Anti-Dilution Subscription Right”), in respect of dilution to Rio Tinto’s equity ownership position in the Company as a result of the issuance of Common Shares pursuant to incentive stock options (i) that were exercised after January 18, 2012 but prior to the date of the MOA, or (ii) that remain outstanding and are exercised after the date of the MOA. The Amending Agreement clarified that the maximum number of Common Shares issuable pursuant to the Anti-Dilution Subscription Right is 19,000,000.

Approval Process of Amending Agreement

The Company’s board of directors (the “Board”) authorized those directors independent of Rio Tinto (the “Independent Directors”) to supervise the negotiation of certain amendments to the MOA. Following negotiations of the Amending Agreement, such agreement was presented to the Board for their consideration based on the recommendation from the Independent Directors that the Amending Agreement be approved. In reaching their recommendation, the Independent Directors sought and received legal and financial advice from advisors independent of Rio Tinto. The Board considered the form of Amending Agreement and concluded it was in the best interest of the Company and, as a result, approved such agreement.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

No information has been intentionally omitted from this form.

8.	EXECUTIVE OFFICER

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Beverly Bartlett

Vice President and Corporate Secretary

654 – 999 Canada Place

Vancouver, British Columbia

V6C 3E1

Telephone: (604) 688-5755

9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 24th day of May, 2012.